SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2008.

OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Audited Financial Statements and Supplemental Schedules Cenveo 401(k) Savings and Retirement Plan Year ended December 31, 2008 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and schedule of delinquent participant contributions for the year ended December 31, 2008, are presented for purpose of additional analysis and are not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ O'Connor Davies Munns & Dobbins, LLP
Harrison, New York
June 24, 2009

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
ASSETS
Investments, at fair value
Common collective trusts	$170,825,689	$126,038,580
Mutual funds	90,116,200	223,224,609
Participant loans	12,527,937	12,957,504
Cenveo common stock	9,751,369	34,562,014
Group annuity separate account	417,248	–

Total investments	283,638,443	396,782,707

Receivables
Employee contributions	222,407	234,459
Employer contributions	9,557	3,260

Total receivables	231,964	237,719

Non-interest bearing cash	15,205	24,290

Total assets	283,885,612	397,044,716

LIABILITIES	–	–

Net assets reflecting investments at fair value	$283,885,612	$397,044,716

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	4,622,641	(996,190)

Net Assets Available for Benefits	$288,508,253	$396,048,526

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
ADDITIONS
Contributions
Employer contributions	$53,836
Employee contributions	17,531,131
Rollover	1,305,452
Transfer of assets to this plan	36,643,246
Total contributions	55,533,665

Investment income (loss)
Net depreciation in fair value of investments	(120,365,398)
Interest and dividend income	8,644,724
Total investment loss	(111,720,674)

Total additions, net of investment loss	(56,187,009)

DEDUCTIONS
Distributions to participants	51,124,394
Administrative expenses	228,870

Total deductions	51,353,264

Net decrease	(107,540,273)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	396,048,526

End of year	$288,508,253

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994 and is an earnings deferral plan of Cenveo, Inc. (the "Company"). The Plan includes nonunion and certain eligible union employees that are not leased employees and have become eligible according to their collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). All Plan assets are held by the Plan trustee, Mercer Trust Company ("Mercer").

Nonunion and certain eligible union employees that are not leased employees  and who are expected to work 1,000 hours in a Plan year, or if they are expected to complete 1,000 hours of service in a consecutive 12-month period become eligible to participate in the Plan on the first day of the month following 30 days of service with the Company. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and up to certain dollar amounts as limited by the Internal Revenue Service. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company matches participant contributions to the Plan in accordance with their respective union agreements. The Company also makes a flat rate contribution in accordance with a union agreement for selected participants. The Company did not make a discretionary match contribution to the Plan for the year ended December 31, 2008.

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.

Vesting

Nonunion participants are 100% vested in their contributions at all times. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company matching contributions become fully vested. Vesting schedules for union participants are in accordance with their applicable union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements
1.           Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Loans to Participants

Under the current Plan, participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant's non-forfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to 10 years. Outstanding loans for acquired participants have been transferred into the Plan at their respective interest rates and due dates.

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance in the Plan until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

Expenses

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts.

Forfeitures

Upon termination by a participant, Company matching contributions that have not vested are used to offset future administrative expenses or Company contributions. At December 31, 2008 and 2007 forfeited non-vested accounts totaled $2,797,958 and $1,802,816, respectively. Non-vested forfeitures had no impact on employer contributions in 2008.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan (continued)

Transfer of Assets

On March 13, 2008, the Madison/Graham ColorGraphics, Inc. Plan (“ColorGraphics”) was merged into the Plan. On June 13, 2008, the Cenveo 401(k) Savings and Retirement Plan for Union Employees (“Cenveo Union”) was merged into the Plan. On December 9, 2008, the Commercial Envelope Manufacturing Co., Inc. Retirement Savings Plan (“Commercial Envelope”) was merged into the Plan.

Information regarding the transferred assets of such plans are set as follows:

ColorGraphics	$24,121,077
Cenveo Union	7,081,242
Commercial Envelope	5,440,927
$36,643,246

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Concentration of Market and Credit Risk

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or common collective trust funds. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

2.           Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

Fair Value Measurement

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (“SFAS 157”). The adoption of SFAS 157 did not have a material impact on the Plan's financial statements.

Investment Valuation and Income Recognition

The Plan's investments are recorded in the financial statements at fair value based on published market value, except for certain common collective trust funds, which are recorded at contract value and participant loans, which are stated at face value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net depreciation in the fair value of investments in the statement of changes in net assets available for benefits.

Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the adjustment for investment contracts from fair value to contract value.

Payment of Benefits

Payment of benefits are recorded when paid.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

3.           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.           Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2008		2007
Fair Value
Mutual Funds:
American Beacon Large Cap Value Fund	$	*	$24,590,551
PIMCO Total Return Fund		31,036,145	26,072,386
Goldman Sachs Structured Small Cap Equity Fund		*	22,369,277
Harbor Capital International Fund		18,897,904	34,266,381
T. Rowe Price Blue Chip Growth Fund		*	24,223,067
Growth Fund Putnam Asset Allocation		*	28,179,911
Balanced Fund Putnam Asset Allocation		*	39,292,304
Common Collective Trusts:
Pyramis Index Lifecycle 2020		14,680,218	*
SSGA S&P 500 Index Flagship		40,294,623	*
Putnam S&P 500 Index Fund		*	68,227,250
Cenveo Common Stock		*	34,562,014
Contract Value
Putnam Stable Value Fund		71,414,192	44,559,263

*Investment represents less than 5% of net assets available for benefits

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

4.           Investments (continued)

The Plan’s investments (including investments purchased, sold, and held during the year) depreciated in value for the year ended December 31, 2008 as follows:

Mutual funds	$(54,468,541)
Common collective trusts	(40,738,353)
Cenveo common stock	(25,131,772)
Group annuity separate account	(26,732)
$(120,365,398)

Fully Benefit-Responsive Investment Contracts

The Plan currently invests in a fully benefit-responsive investment contract called the Putnam Stable Value Fund (“Putnam Stable Value”). For the year ended December 31, 2007 the Plan was invested in two of these contracts, the Putnam Stable Value and T. Rowe Price Stable Value Common Trust, collectively (the “Funds”). The Funds maintain the contributions in common collective trust accounts. The contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. Participants may ordinarily directly withdraw or transfer all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts that are fully benefit-responsive at December 31, 2008 and 2007 was $66,791,550 and $57,811,331, respectively. For the Plan years ended December 31, 2008 and 2007, the crediting interest rates were approximately 4.2% and 5.3%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rates were approximately 4.6% and 3.4% for the plan years ended December 31, 2008 and 2007, respectively.

5.           Fair Value Measurements

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of fair value hierarchy as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements (continued)

Investments Measured at Fair Value

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds	$90,116,200	$—	$—	$90,116,200
Common stock	9,751,369	—	—	9,751,369
Common/collective trust funds	—	170,825,689	—	170,825,689
Participant loans	—	12,527,937	—	12,527,937
Group annuity separate account	—	—	417,248	417,248
Total investments at fair value	$99,867,569	$183,353,626	$417,248	$283,638,443

The Plan’s mutual fund and common stock investments are measured at fair value, and are classified within Level 1 of the fair value hierarchy. The fair value of these investments are based on quoted market prices in active markets. The Plan’s common collective trust investments are classified as Level 2 as they are valued based on quoted prices in active markets and other observable inputs. The valuation techniques used to measure the fair value of the fully benefit-responsive investment contract that is included within the common collective trust category is described in Note 4. Participant loans are classified as Level 2 as their carrying value approximate their fair value as of December 31, 2008.

The table below sets forth a summary of changes in fair value of the Plan’s group annuity separate account, which is classified as Level 3.

Beginning of year	$—
Transfer to this plan	443,980
Investment loss	(26,732)
End of year	$417,248

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

6.           Party-in-Interest Transactions

Certain Plan investments are managed by Mercer.  Mercer is the Trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. The Plan held 2,191,319 and 1,978,364 shares of the Company's common stock as of December 31, 2008 and 2007, with fair values of $9,751,369 and $34,562,014, respectively.

7.           Reconciliation of Financial Statements to Form 5500

For the Plan year ended December 31, 2008, Form 5500 is prepared on the accrual basis of accounting. For the Plan year ended December 31, 2007, Form 5500 was prepared on the modified cash basis of accounting.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2008	2007

Net assets available for benefits per the
financial statements	$288,508,253	$396,048,526
Employee contributions receivable	—	(234,459)
Employer contributions receivable	—	(3,260)
Deemed distributions	(1,258,153)	(867,112)
Net assets available for benefits per the
Form 5500	$287,250,100	$394,943,695

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2008:

	Employer Contributions	Employee Contributions

Contributions per the financial statements	$53,836	$17,531,131
Contribution receivable not recorded on the
Form 5500 at December 31, 2007	3,260	234,459
Contributions per the Form 5500	$57,096	$17,765,590

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

7.           Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of payments of benefits to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Payments per the financial statements	$51,124,394
Deemed distributions	391,041
Payments per the Form 5500	$51,515,435

Cenveo 401(k) Savings and Retirement Plan
Supplemental Schedule
December 31, 2008

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
			EIN:	84-1250534
			Plan #	007

Total that Constitute Nonexempt Prohibited Transactions
Participant			Contributions	Total Fully
Contributions		Contributions	Pending	Corrected Under
Transferred	Contributions	Corrected	Correction	VFCP and PTE
Late to Plan	Not Corrected	Outside VFCP	in VFCP	2002-51

$ 5,494	$ -	$ 5,494	$ -	$ -

Cenveo 401(k) Savings and Retirement Plan
Supplemental Schedule
December 31, 2008

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) EIN 84-1250534 Plan #007
	(c) Description of
	Investment, Including
(b) Identity of Issue	Maturity Date, Par or		(e) Current
(a) Borrower, Lessor, or Similar Party	Maturity Value		Value

Mutual Funds:
American Beacon Large Cap Value Fund	961,474		$13,229,878
PIMCO Total Return Fund	3,060,764		31,036,145
Harbor Capital International Fund	471,035		18,897,904
Vanguard Extended Market Index	206,234		4,953,742
T. Rowe Price Blue Chip Growth Fund	566,111		13,026,209
Alger SMID Cap Growth Fund	588,145		5,240,373
MSIF Small Mid Cap Value	636,851		3,731,949
* Cenveo Common Stock	2,191,319		9,751,369
Common Collective Trusts:
* Putnam Stable Value Fund	71,414,192		66,791,550
Pyramis Index Lifecycle 2000	195,038		1,743,639
Pyramis Index Lifecycle 2005	245,358		2,034,020
Pyramis Index Lifecycle 2010	640,193		5,230,381
Pyramis Index Lifecycle 2015	1,449,445		11,566,572
Pyramis Index Lifecycle 2020	1,978,466		14,680,218
Pyramis Index Lifecycle 2025	1,776,889		12,935,752
Pyramis Index Lifecycle 2030	1,151,282		7,851,744
Pyramis Index Lifecycle 2035	652,374		4,397,003
Pyramis Index Lifecycle 2040	270,273		1,791,911
Pyramis Index Lifecycle 2045	149,201		989,202
Pyramis Index Lifecycle 2050	79,735		519,074
SSGA S&P 500 Index Flagship	2,430,168		40,294,623
Group Annuity Separate Account:
Principal U.S. Property Separate Account	721		417,248
* Participant Loans	4.00% - 11.00%	**	12,527,937

			$283,638,443

*Investments represent a party-in-interest **Interest Rates – Maturing from January 2009 through January 2036 See report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2009	Cenveo 401(k) Savings and Retirement Plan

/s/ Kenneth P. Viret
Kenneth P. Viret
Chief Financial Officer